Consent of Independent Registered Public Accounting Firm
The Board of Directors
Versum Materials, Inc.:
We consent to the incorporation by reference of our reports dated November 22, 2017, with respect to the consolidated balance sheets of Versum Materials, Inc. and subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2017, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of September 30, 2017, which reports appear in the September 30, 2017 annual report on Form 10‑K of Versum Materials, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 8, 2018